

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 31, 2011

Via E-Mail

Mr. Gary A. Scoggins
Remmington Enterprises, Inc.
7582 Las Vegas Blvd. S., Ste. 236
Las Vegas, Nevada 89123

     Re: **Remmington Enterprises, Inc.**
            Amendment No. 1 to Registration Statement on Form S-1
            Filed October 7, 2011
            File No. 333-176736

Dear Mr. Scoggins:

     We have reviewed your amendment and your letter dated October 6, 2011, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment six in our letter dated October 5, 2011. Please disclose in your filing what you told us in your response letter.

Use of Proceeds, page 15

2.   We note your response to comment ten in our letter dated October 5, 2011. You disclose in footnote 3 to the table on page 15 that your legal expenses incurred in connection with this offering were accrued in July of 2011 and will be paid from cash currently on hand. Please clarify how you will pay for the other offering costs disclosed on page 46 that total $3,252.79. In this regard, footnote 3 suggests that the amount of offering proceeds

indicated will be used to pay legal, accounting and related costs only going forward, as opposed to the costs associated with this offering.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317 or me at (202) 551-3611 with any questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief